July 20, 2007

BY EDGAR

Mr. James O’Connor
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549

Re:	Acceleration of Effectiveness Request Trust for Professional Managers (the “Trust”) File Nos. 333-62298 and 811-10401

Dear Mr. O’Connor:

On behalf of the Trust and its new series, Fusion Global Long/Short Fund (the “Fund”), we hereby request acceleration of the registration statement filed on July 20, 2007 on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”), as Post-Effective Amendment No. 59 (the “Amendment”) and the Investment Company Act of 1940, as amended (the “1940 Act”), as Post-Effective Amendment No. 61 so that the registration statement on Form N-1A would be declared effective on September 28, 2007.

The effectiveness date of the Amendment was originally set to become effective on October 3, 2007.

Pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) and Rule 488(a) of the General Rules and Regulations under the 1933 Act, we have attached a separate letter from Quasar Distributors, LLC, the Fund’s principal underwriter, requesting that effectiveness of the Amendment to the registration statement be accelerated to Friday, September 28, 2007 or as soon as practicable thereafter.

Very truly yours,

/s/ Rachel A. Spearo

Rachel A. Spearo, Esq.
Secretary
Trust for Professional Managers

Enclosure

QUASAR DISTRIBUTORS, LLC

July 20, 2007

BY EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549

Ladies and Gentlemen:

Advisors Series Trust

REQUEST FOR ACCELERATION.  As the principal underwriter of Fusion Global Long/Short Fund (the “Fund”), and pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) and Rule 488(a) of the General Rules and Regulations under the Securities Act of 1933, we request that effectiveness of the Registration Statement filed on Form N-1A on behalf of the Fund on July 20, 2007 be accelerated to Friday, September 28, 2007 or as soon as practicable thereafter.

Very truly yours,

Quasar Distributors, LLC

/s/ James R. Schoenike

James R. Schoenike
President
615 East Michigan Street
Milwaukee, WI  53202